United States securities and exchange commission logo





                             February 5, 2021

       Omer David Keilaf
       Chief Executive Officer
       Innoviz Technologies Ltd.
       2 Amal Street
       Afek Industrial Park
       Rosh HaAin, Israel 4809202

                                                        Re: Innoviz
Technologies Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed January 11,
2021
                                                            File No. 333-252023

       Dear Mr. Keilaf:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed January 11, 2021

       Cover Page

   1. Please indicate, if applicable, that the combined company will be a controlled company under Nasdaq listing
rules and identify the controlling shareholder and the shareholder's total voting power.
       Questions and Answers About the Business Combination and the Special Meeting, page vi

   2. Please add a section describing the interests of the subscribers of the PIPE shares, including a comparison
of the price that they will pay for the shares compared to the market value of the
shares based on the Nasdaq closing price on the record date.
 Omer David Keilaf
Innoviz Technologies Ltd.
February 5, 2021
Page 2
Did Collective Growth's board of directors obtain a third-party valuation . . ..?, page vii

3. While we note the disclosure regarding a lack of a fairness opinion, you also disclose on page 71 that "Collective Growth's board of directors consulted with Collective Growth's management and legal and financial advisors." Please reconcile, and revise to disclose the nature and scope of advice provided by the financial advisors. See also Item 4(b) to Form
         F-4.
The Collective Growth Board's Reasons for the Business Combination, page 3

4. Please revise the disclosure in the first bullet point on page 4 to clarify the reference to
         "meaningful revenue."
Certain Material U.S. Federal Income Tax Considerations, page 8

5. Please delete the reference to "certain" tax considerations throughout your document, such as the references on pages 8, 25 and 95.
6. Regarding the tax considerations, we also note the disclosure on page 25 that the business combination is "intended" to qualify as a reorganization and the disclosure on page 99 that the parties "intend" that the business combination qualify as a reorganization. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. File a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance,
         Section III.A.2 of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax
         treatment, counsel   s opinion should discuss the degree of
uncertainty.
Comparison of Rights of Stockholders of Collective Growth, page 10

7. Please briefly disclose the material differences between Delaware and Israeli law applicable to Collective Growth shareholders.
Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Collective
Growth and Innoviz, page 13

8. In note (2) on page 14, you indicate that there is no Unaudited Pro Forma Condensed
       Combined Balance Sheet required for December 31, 2019. Please note that this information should be presented as of the date financial data is presented pursuant to Item
       3.A of Form 20-F (selected nancial data) and not based on the pro forma requirements.
FirstName LastNameOmer David Keilaf
       Please revise your book value per share information accordingly. In addition, please
Comapany    NameInnoviz
       provide  pro forma Technologies
                          equivalent perLtd.
                                         share disclosures as required. Refer
to Part I.A, Item
       3(f) of Form  F-4.
February 5, 2021 Page 2
FirstName LastName
 Omer David Keilaf
FirstName LastNameOmer
Innoviz Technologies Ltd. David Keilaf
Comapany5,NameInnoviz
February   2021         Technologies Ltd.
February
Page 3 5, 2021 Page 3
FirstName LastName
Innoviz's business is subject to the risks of earthquakes, page 39

9. Please clarify the reference to Innoviz expects to continue to experience disruptions in its business "during the second half of 2020."
It may be difficult to enforce a U.S. judgment against Innoviz, page 53

10. We note the disclosure on page 53 that Innoviz has been informed by its legal counsel that it may be difficult to assert claims under U.S. securities law and the disclosure on page
         224 under the caption entitled "Enforceability of Civil Liability." If your disclosure is based upon an opinion of counsel, name counsel in the prospectus and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion.
11. Please disclose whether a treaty or reciprocity exists between the United States and Israel.
Registration Rights Agreement, page 93

12. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1. Business Combination and Public Company Costs, page 150

13. We note your disclosure that the merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with
         GAAP. Under this method of accounting, Innoviz has been determined to be the accounting acquirer. Please provide us with a comprehensive analysis of the factors considered, pursuant to ASC 805-10-55-11 through 55-15, to support your accounting conclusion under both a no redemption and maximum redemption scenario. Unaudited Pro Forma Condensed Combined Balance Sheet, page 171

14. Please revise your balance sheets as of September 30, 2020 to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 173

15. Please revise your statements of operations to present historical basic and diluted per share data and pro forma basic and diluted per share data on the face of the pro forma statements of operations for all periods presented.
Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition
Nature of Products and Services, page F-14

16. You indicate that services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a
 Omer David Keilaf
Innoviz Technologies Ltd.
February 5, 2021
Page 4
      formality. For these services, revenue is recognized upon customer acceptance. Please tell us how you determine when transfer of control of your application engineering services is determined by customer acceptance. Please specifically address whether your customer acceptance clause is based on objective or subjective criteria pursuant ASC 606-10-55-86 and 55-88.
Note 17. Subsequent Events, page F-31

17. Please revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-
      50-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Kevin Stertzel,
Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameOmer David Keilaf
                                                           Division of
Corporation Finance
Comapany NameInnoviz Technologies Ltd.
                                                           Office of
Manufacturing
February 5, 2021 Page 4
cc:       Ryan J. Maierson
FirstName LastName